Exhibit 99.2

[TRANSLATION]

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2016

[Japanese GAAP]

February 14, 2017

Company name:	FRONTEO, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Shuichi Seo, Chief Financial Officer
Telephone.:	+81-3-5463-6344

Scheduled date of filing Quarterly Financial Report:	February 14, 2017
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2016 (from April 1, 2016 to December 31, 2016)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Nine-month	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2016	8,249	8.5	(826)	—	(804)	—	(930)	—
December 31, 2015	7,599	—	134	—	140	—	(101)	—

Note:   Comprehensive income

Nine-month period ended December 31, 2016	¥(907) million [–%]
Nine-month period ended December 31, 2015	¥(173)million [–%]

Nine-month	Net income per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
December 31, 2016	(25.88)	—
December 31, 2015	(2.85)	—

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for a business combination that took place in the three-month period ended September 30, 2015 was finalized and related adjustments are now accordingly reflected in the consolidated financial statements for the nine-month period ended December 31, 2015.

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2016	16,220	4,176	24.4
March 31, 2016	12,916	4,657	33.8

Reference: Equity

As of December 31, 2016	¥3,954million
As of March 31, 2016	¥4,365 million

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for the business combination that took place in the six month period ended September 30, 2015, was finalized and related adjustments are now accordingly reflected in the consolidated financial statements for the fiscal year ended March 31, 2016.

2. Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	0.00	—	3.00	3.00
Year ending March 31, 2017	—	0.00
Year ending March 31, 2017 (Forecast)			—	0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2017	11,800	11.8	(850)	—	(860)	—	(700)	—	(19.47)

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2016 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards	: None
2) Changes in accounting policies other than the above 1)	: None
3) Changes in accounting estimates	: Yes
4) Restatements	: None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of December 31, 2016:                                                                              36,748,735 shares

As of March 31, 2016:                                                                                                 35,751,360 shares

2)  Number of treasury stock

As of December 31, 2016:                                                                              630 shares

As of March 31, 2016:                                                                                                 630 shares

3)  Average number of issued and outstanding shares during the nine-month period

The nine-month period ended December 31, 2016:   35,958,134 shares

The nine-month period ended December 31, 2015:   35,526,439 shares

•       Status of quarterly review procedures

•   This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly consolidated financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

•       Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•                      The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (along with the Company, the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

FRONTEO, Inc. (2158) December 31, 2016 Financial Results

Table of Contents of Attachment

Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2016			2

	(1)	Qualitative information regarding the consolidated operating results	2

	(2)	Qualitative information regarding the consolidated financial position	3

	(3)	Qualitative information regarding the forecast for the consolidated financial results	4

2.	Matters Relating to Summary Information (Notes)		4

	(1)	Changes in important subsidiaries during the nine-month period ended December 31, 2016	4

	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4

	(3)	Changes in accounting policies, changes in accounting estimates, and restatements	4

3.	Quarterly Consolidated Financial Statements		5

	(1)	Quarterly consolidated balance sheets	5

	(2)	Quarterly consolidated statements of operations and consolidated statements of comprehensive loss	7

	(3)	Going-concern assumptions	9

	(4)	Segment information	9

	(5)	Significant changes in shareholders’ equity	11

	(6)	Business combinations	11

	(7)	Significant subsequent events	13

Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2016

All information related to future business and financial performance contained in the quarterly consolidated financial results have been developed based on judgments of the Group as of December 31, 2016. Note that the Group applied the provisional accounting treatment for the acquisition of EvD, Inc. (“EvD”) that took place on July 31, 2015, in the six-month period ended September 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016. As such, the adjusted provisional amounts are used for the purpose of comparison and analysis with the same period of the previous year and the fiscal year ended March 31, 2016.

(1)    Qualitative information regarding the consolidated operating results

The Group has adhered to a philosophy of maintaining its corporate pride and values since its foundation, and has developed data analysis technologies that support businesses in the legal field .  It has utilized its technology to create an artificial intelligence (“AI”) engine named “KIBIT”, which can comprehend subtle human emotions from training data, and is able to learn and assess the mechanism of expert judgements and decisions made through “tacit knowledge” supported by experience and intuition. Currently, KIBIT is one of a few AI engines that is used in practice in Japan. In addition to providing solutions for the legal field, it also provides solutions for the challenges faced by corporations and the society in fields such as healthcare, business intelligence, and digital marketing.

In July 2016, the Group integrated its three U.S. subsidiaries in the legal business in an effort to increase operational efficiency and reduce operating costs. For the nine-month period ended December 31, 2016, (from April 1, 2016 to December 31, 2016), the Group also enhanced its internal controls at the U.S. subsidiaries. Supported by these factors, during the nine-month period ended December 31, 2016, the Group accelerated its operating activities in the U.S., leading to a significant increase in the number of new projects obtained and achieved record-high monthly net sales in December 2016.

In addition to growing the customer base of its AI business in healthcare and digital marketing, the Company continued to introduce various business intelligence software to potential clients.

In business intelligence, in December 2016 the Company announced that it started to provide new solutions for operational reforms for financial institutions. By using KIBIT to analyze daily sales reports, professional staff can identify issues and the needs of their customers, and provide sales representatives with proposals in line with their investment experiences. This service offers comprehensive support for financial institutions to increase their operational efficiency. In an effort to grow its user base, in November 2016, the Group started to provide its users with a curriculum that teaches users how to use AI in practical applications and in AI Process Outsourcing services. The Group aims to help customers which lack a staff specialized in AI or data analysis to improve operational efficiency through utilizing KIBIT. The Company’s AI experts and service team provide support throughout the entire process, from personnel training and test analysis to the introduction of AI technologies and process design.

In healthcare, the Group has completed the beta version of the “Prediction of Patient Fall System,” representing a big step forward towards its implementation at a number of medical facilities. The Company co-developed the system with NTT Medical Center Tokyo using its proprietary KIBIT AI engine. In addition, in January 2017, the Group announced detailed developments of its work with Japanese Foundation for Cancer Research on the “Cancer Precision Medicine AI System.”

In digital marketing, in late February 2017, the Group will begin to sell “Kibiro,” a robot equipped with KIBIT AI engine for general customers. Kibiro received heightened media attention since it was a highlight for the Isetan Department Shinjuku Store’s 2017 New Year lucky bag “Yume-bukuro (Dream bag).” Additionally, Kibiro currently serves as a concierge at Aoyama Book Center and at a satellite shop of Star Flyer Inc., which gave the public the opportunity to have conversations with Kibiro and contributed to its increased awareness.

For the nine-month period end December 31, 2016, while net sales increased by 8.5% to 8,249,224 thousand yen, net income fell year over year. The Group had an operating loss of 826,378 thousand yen (operating profit of 134,311 thousand yen for the same period of the previous year), ordinary loss of 804,996 thousand yen (ordinary income of 140,054 thousand yen for the same period of the previous year), and net loss attributable to owners of the parent of 930,530 thousand yen (net loss attributable to owners of the parent of 101,421 thousand yen for the same period of the previous year).

The following is an overview of the financial results of each business segment for the nine-month period ended December 31, 2016:

(Legal business)

1)             eDiscovery business

Net sales from eDiscovery services were 7,738,752 thousand yen, an increase of 7.2% from the same period the previous year. The increase was mainly attributable to the expansion of sales channels of EvD since August 2015, which is now a part of FRONTEO USA, Inc.  This increase was partially offset by a drop in revenue from a major Korean client as a result of the settlement of a large-scale litigation, in addition to a slow down in the operating activities in the legal business, while prioritizing the establishment of the internal controls for revenue recognition at the U.S. subsidiaries to enhance business integration.

2)             Legal and compliance professional services

Net sales from legal and compliance professional services were 290,817 thousand yen, an increase of 13.0% from the same period of the previous year, driven by steady sales from forensic investigation services for payment cards and consulting services.

3)             Others

Net sales in other businesses were 76,725 thousand yen, a 33.7% increase from the same period of the previous year, driven by strong software sales in the U.S.

Net sales of the legal business were 8,106,294 thousand yen, an increase of 7.6% from the same period of the previous year, and operating loss was 325,352 thousand yen.

The operating loss was due to a decline in business with a Korean client and a decline in gross profit margin due to changes in product variety. In addition, the recording of one-time expenses, such as trademark amortization of 35,601 thousand yen due to the change in corporate name and the integration of three U.S. subsidiaries, along with increased audit fees of 241,068 thousand yen (compared to  76,425 thousand yen in the previous fiscal year) for Ernst & Young ShinNihon LLC in association with acquisition, negatively affected operating results.

(AI business)

The operating results of the AI business are presented separately from the above legal and compliance professional services business starting from the nine-month period ended December 31, 2016.

Sales of software equipped with the Company’s original AI technology have been robust during the nine-month period ended December 31, 2016. All three types of software, “Lit i View EMAIL AUDITOR,” an email auditing tool; “Lit i View PATENT EXPLORER,” an intellectual property strategy support system; and “Lit i View AI Sukedachi Samurai,” an business data analysis system; have been introduced in major corporations, and operation tests are in progress.

Net sales from the AI business were 142,929 thousand yen, an increase of 121.3% from the same period of the previous year. However, new business-related costs of 643,955 thousand yen for new products development, sales, and marketing activities, led to operating loss of 501,025 thousand yen. While the Company believes that the business was still in its infancy in the nine-month period ended December 31, 2016, the number of clients introducing AI has gradually increased.

(2)    Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 3,304,843 thousand yen to 16,220,943 thousand yen compared with the nine-month period ended December 31, 2015.

Current assets increased by 3,130,090 thousand yen to 8,571,255 thousand yen compared with with the nine-month period ended December 31, 2015, mainly due to an increase of 2,524,385 thousand yen in cash and deposits, an increase of 558,427 thousand yen in notes and accounts receivable-trade, and an increase of 173,810 thousand yen in advance payments.

Noncurrent assets increased by 174,752 thousand yen to 7,649,688 thousand yen compared with the nine-month period ended December 31, 2015, primarily attributable to an increase of 70,865 thousand yen in customer-related assets, and an increase of 112,865 thousand yen in goodwill.

(Liabilities)

Total liabilities increased by 3,785,689 thousand yen to 12,044,339 thousand yen compared with the nine-month period ended December 31, 2015.

Current liabilities increased by 224,317 thousand yen to 3,724,756 thousand yen compared with the nine-month period ended December 31, 2015. This was mainly due to an increase of 161,813 thousand yen in accounts payable, an increase of 948,000 thousand yen in short-term loans payable, a decrease of 1,081,365 thousand yen in accounts payable-other, and an increase of 255,975 thousand yen in unearned revenue.

Noncurrent liabilities increased by 3,561,372 thousand yen to 8,319,583 thousand yen compared with the nine-month period ended December 31, 2015. This was mainly due to an increase of 2,187,500 thousand yen in bonds with subscription rights to shares, and an increase of 1,148,851 thousand yen in long-term loans payable.

(Net Assets)

Total net assets decreased by 480,846 thousand yen to 4,176,604 thousand yen compared with the nine-month period ended December 31, 2015, primarily to an increase of 303,120 thousand yen in capital stock, an increase of 307,120 thousand yen in capital surplus, and a decrease of 1,037,783 thousand yen in retained earnings.

(3)    Qualitative information regarding the forecast for the consolidated financial results

Please refer to the “Revision of Forecasts”, attached as Exhibit 99.3 to the 6-K filed on the date hereof, for the consolidated operating forecasts for the year ending March 31, 2017.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.              Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2016

During the nine-month period ended December 31, 2016, there were no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

(Changes in accounting estimates)

At the 13th General Meeting of Shareholders held on June 29, 2016, our shareholders approved amendments to the Articles of Incorporation, and the Company changed its corporate name on July 1, 2016. In connection with the amendments, the Company reviewed the useful lives of the company name-related trademarks held by the Company to reflect the substance of the use of the assets.

Consequently, operating loss, ordinary loss, and loss before income taxes for the nine-month period ended December 31, 2016, increased by 35,601 thousand yen each compared with the results of the previous amortization periods.

3.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2016	As of December 31, 2016
Assets
Current assets
Cash and deposits	1,798,723	4,323,108
Notes and accounts receivable-trade	2,901,719	3,460,146
Merchandise	2,169	481
Supplies	6,833	4,649
Deferred tax assets	164,593	168,096
Other	642,395	811,799
Allowance for doubtful accounts	(75,268)	(197,026)
Total current assets	5,441,164	8,571,255
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	497,067	483,411
Vehicles, net	3,675	6,979
Tools, furniture, and fixtures, net	595,639	593,367
Leased assets, net	3,009	64,773
Other, net	5,912	15,528
Total property, plant and equipment, net	1,105,304	1,164,061
Intangible assets
Software	888,283	898,257
Goodwill	2,188,659	2,301,525
Customer-related assets	1,954,414	2,025,279
Other	297,099	268,328
Total intangible assets	5,328,457	5,493,391
Investments and other assets
Investment securities	639,934	557,338
Guarantee deposits	141,070	144,643
Long-term deposits	225,360	232,980
Deferred tax assets	674	661
Other	34,133	56,612
Total investments and other assets	1,041,173	992,235
Total noncurrent assets	7,474,935	7,649,688
Total assets	12,916,100	16,220,943

(Thousands of yen)

	As of March 31, 2016	As of December 31, 2016
Liabilities
Current liabilities
Accounts payable-trade	358,427	520,240
Short-term loans payable	52,000	1,000,000
Current portion of long-term loans payable	719,546	733,742
Accounts payable-other	1,265,794	184,428
Income taxes payable	137,651	117,929
Provision for bonuses	115,905	93,610
Other	851,114	1,074,804
Total current liabilities	3,500,438	3,724,756
Noncurrent liabilities
Bonds with subscription rights to shares	—	2,187,500
Long-term loans payable	3,812,075	4,960,926
Deferred tax liabilities	841,499	828,265
Liabilities for retirement benefits	30,105	34,624
Asset retirement obligations	44,251	44,623
Other	30,279	263,643
Total noncurrent liabilities	4,758,211	8,319,583
Total liabilities	8,258,649	12,044,339
Net assets
Shareholders’ equity
Capital stock	1,705,931	2,009,052
Capital surplus	1,493,391	1,800,512
Retained earnings	1,155,073	117,290
Treasury stock	(26)	(26)
Total shareholders’ equity	4,354,369	3,926,828
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	298,327	240,979
Deferred losses on hedges	(3,942)	—
Foreign currency translation adjustment	(283,423)	(213,202)
Total accumulated other comprehensive income	10,961	27,777
Subscription rights to shares	272,920	196,251
Non-controlling interests	19,197	25,746
Total net assets	4,657,450	4,176,604
Total liabilities and net assets	12,916,100	16,220,943

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations for the nine-month period ended December 31, 2016

(Thousands of yen)

	For the nine-month period ended December 31, 2015	For the nine-month period ended December 31, 2016
Net sales	7,599,796	8,249,224
Cost of sales	4,099,552	4,962,464
Gross profit	3,500,244	3,286,759
Selling, general, and administrative expenses	3,365,932	4,113,138
Operating income (loss)	134,311	(826,378)
Non-operating income
Interest income	2,108	1,794
Dividend income	11,250	14,400
Foreign exchange gains	10,790	42,382
Rent income	—	4,125
Other	18,858	18,813
Total non-operating income	43,007	81,516
Non-operating expenses
Interest expenses	12,000	17,327
Bond issuance cost	—	16,411
Syndicated loan fees	4,240	5,828
Other	21,023	20,567
Total non-operating expenses	37,264	60,134
Ordinary income (loss)	140,054	(804,996)
Special income
Gain on sale of non-current assets	—	685
Total special income	—	685
Special losses
Loss on sale of noncurrent assets	—	28,463
Loss on retirement of non-current assets	—	273
Special retirement benefits	—	31,611
Total special losses	—	60,349
Income (loss) before income taxes	140,054	(864,660)
Income taxes	236,973	59,373
Net loss	(96,918)	(924,034)
Net income attributable to non-controlling interests	4,502	6,496
Net loss attributable to owners of the parent	(101,421)	(930,530)

Consolidated statements of comprehensive loss for the nine-month period ended December 31, 2016

(Thousands of yen)

	For the nine-month period ended December 31, 2015	For the nine-month period ended December 31, 2016
Net loss	(96,918)	(924,034)
Other comprehensive loss
Valuation difference on available-for-sale securities	55,328	(57,348)
Deferred gains on hedges	—	3,942
Foreign currency translation adjustment	(131,619)	70,220
Total other comprehensive (loss) income	(76,291)	16,815
Comprehensive loss	(173,210)	(907,218)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(177,709)	(913,715)
Comprehensive income attributable to non-controlling interests	4,499	6,496

(3)     Going-concern assumptions

Not applicable.

(4)     Segment information

I. Nine-month period of the previous year (from April 1, 2015 to December 31, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment						Amounts reported in the quarterly consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *(1)	statements of operations *(2)
Net sales
External sales	2,793,138	64,571	4,386,200	355,886	7,599,796	—	7,599,796
Intersegment sales and transfers	652,627	—	103,208	100,661	856,498	(856,498)	—
Total	3,445,765	64,571	4,489,409	456,548	8,456,295	(856,498)	7,599,796
Segment profits (losses)	414,966	(405,839)	131,606	(6,421)	134,311	—	134,311

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of EvD during the six-month period ended September 30, 2015, which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 6,122,997 thousand yen as of December 31, 2015, in comparison with the balance as of March 31, 2015.

3)     Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment (Significant changes in goodwill)

The USA segment acquired shares of EvD as a consolidated subsidiary during the six-month period ended September 30, 2015. The acquisition increased goodwill by 2,224,695 thousand yen as of December 31, 2015, in comparison with the balance as of March 31, 2015.

4) Matters relating to changes in reportable segments

Not applicable.

II. Nine-month period of the current year (from April 1, 2016 to December 31, 2016)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment						Amounts reported in the quarterly consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *(1)	statements of operations *(2)
Net sales
External sales	2,876,995	142,929	4,925,045	304,254	8,249,224	—	8,249,224
Intersegment sales and transfers	439,258	—	89,220	44,301	572,780	(572,780)	—
Total	3,316,253	142,929	5,014,266	348,555	8,822,004	(572,780)	8,249,224
Segment profits (losses)	564,935	(501,025)	(883,082)	(7,205)	(826,378)	—	(826,378)

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)     Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

The USA segment acquired the trade rights of Essential Discovery, Inc. (EDI) during the nine-month period ended December 31, 2016. The acquisition increased goodwill by 130,462 thousand yen as of December 31, 2016, compared with the balance as of March 31, 2016.

4) Matters relating to changes in reportable segments

The three reportable segments disclosed in the segment information were: “Japan,” “USA,” and “Others.” The Japan segment had the legal business, which is in the highly matured level, and the AI business, which is still in an early developing stage. Since the AI business in Japan has been significantly expanding in association with the commencement of its full-scale operations, the Company reviewed its business segments in light of performance management and decided to divide the “Japan” segment into two reportable segments during the nine-month period ended December 31, 2016, for adequate decision-making related to resource allocation and performance evaluation based on the clear business classification.

As a result, the segment information is now disclosed under four segments: “Japan (Legal),” “Japan (AI),” “USA,” and “Others” effective from the nine-month period ended December 31, 2016. Note that the segment information for the nine-month period ended December 31, 2015, is presented under the new reportable segment classification.

(5)         Significant changes in shareholders’ equity

For the nine-month period ended December 31, 2016, capital stock and legal capital surplus increased by 156,250 thousand yen. each due to the exercise of subscription rights to shares in convertible bonds with subscription rights to shares. Capital stock and legal capital surplus increased by 146,870 thousand yen each due to the exercise of the subscription rights to shares.

(6)         Business combinations-related information

(Business combination-related information)

1.                  Significant revision of the initial cost allocation within the comparative information

The Company applied the provisional accounting treatment for the acquisition of EvD, Inc., which took place on July 31, 2015, in the six-month period ended September 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016.

Consequently, comparative information of the quarterly consolidated financial statements for the nine-month period ended December 31, 2016, has reflected the significant revision of the initial cost allocation. As a result, goodwill decreased by 32,084 thousand yen as for the nine-month period ended December 31, 2016. In addition, amortization of goodwill decreased by 776 thousand yen, operating income and ordinary income therefore increased by 776 thousand yen, and net income before income taxes increased by 776 thousand yen in the consolidated statements of operations for the nine-month period ended December 31, 2015.

2.                  Business combination through acquisition

(1)             Outline of the business combination

1)             Name and line of business of the acquired company

Acquired company	Essential Discovery, Inc.

Line of business	eDiscovery document review business

2)             Purpose of the business combination

EDI is a boutique discovery firm with specialization in document review serving for major law firms (AMLaw 100 or the 100 largest law firms) and Fortune 500 corporations across the United States with review centers in San Francisco and Las Vegas.

The Company decided to obtain the trade rights of EDI because that would enable FRONTEO USA, Inc. (“FRONTEO USA”) to welcome new law firms and corporations as its clients and further expand its business across the United States with a team of discovery experts and experienced attorneys in a “client-first” manner where the customer is the top priority.

3)             Date of the business combination

November 4, 2016

4)             Legal form of the business combination

Business transfer

5)             Company’s name after the business combination

FRONTEO USA, INC.

6)             Key basis for determining the acquiring company

FRONTEO USA, Inc. acquired the business of the acquired company in exchange for cash consideration.

(2)             Period for which the operating results of the business acquired are included in the consolidated statements of operations

From November 4, 2016, to December 31, 2016

(3)             Acquisition cost and its breakdown by types of consideration offered

Cash:	59,168 thousand yen

Outstanding amount:	200,358 thousand yen

Cost:	259,527 thousand yen

(4)             Details and amounts of major acquisition-related expenses

Advisory fees:	16,415 thousand yen

(5)             Details of contingent consideration arrangements provided in the business combination contract and accounting treatment for the nine-month period ended December 31, 2016, and thereafter

1)             Details of contingent consideration arrangements

The acquiring company is obligated to pay contingent consideration depending on the business performance of the acquired company after the business combination date.

2)             Accounting treatment for the nine-month period ended December 31, 2016, and thereafter

Contingent considerations described above are recognized based on generally accepted accounting principles in the U.S.

(6)             Amount of goodwill generated, basis for generating the goodwill, and its amortization method and amortization period

1)             Amount of goodwill generated: 127,449 thousand yen

The amount of goodwill was provisionally calculated because the allocation of the acquisition cost was not finalized as of December 31, 2016.

2)             Basis for generating the goodwill

The goodwill is the excess earning power that is expected from future business expansions.

3)             Amortization method and amortization period

Amortization on a straight-line basis over 13 years

(7)             Allocation of the acquisition cost

The allocation of the acquisition cost was not completed as of December 31, 2016. As such, the Company applied the provisional accounting treatment based on the reasonable information available at the time of the preparation of the consolidated financial statements.

(7)         Significant subsequent events

Subsequent to the nine-month period ended December 31, 2016, subscription rights to shares as part of the convertible bonds were exercised. The details of the subscription rights to shares exercised from January 1, 2017 to February 14, 2017 are as follows:

1.	Face value of the exercised bonds	937,500 thousand yen
2.	Class of shares issued	Common stock
3.	Number of shares issued	1,153,127 shares
4.	Increased amount of capital stock	468,750 thousand yen
5.	Increased amount of legal capital surplus	468,750 thousand yen

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This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.